AR/S

PE
12-31-03

MAY 4 2004

AFFINITY TECHNOLOGIES

2003 Annual Report

Introduction

Affinity Technology Group, Inc. (the "Company") was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company allowed consumers to obtain loans and open other financial accounts through remote input devices such as touch screens and personal computer terminals which interacted with other systems that supplied information necessary to process and approve consumer financial transactions. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. Currently, the Company's business activities consist exclusively of attempting to enter into agreements with third parties to license the Company's rights under certain of its loan processing and financial account patents.

The Company's patents include:

Patent No. 5,870,721 – "System and Method for Real Time Loan Approval"
Patent No. 5,940,811 – "Closed Loop Financial Transaction Method and Apparatus"
Patent No. 6,105,007 – "Automatic Financial Account Processing System"

The Company's patents present an opportunity to execute a business strategy to exploit the value of the concepts upon which the Company's technologies were based.

Table of Contents

Letter to Our Stockholders

Over the past several years the Company has faced many challenges. However, with minimal capital resources we have been able to survive and achieve our goal of streamlining the Company to operate as a patent license holding company which could operate at minimal expense levels. We have worked diligently to achieve this goal.

We continue to face serious challenges. In January of this year we were forced to retry a case that was brought against the Company almost eight years ago. Even though in both trials the jury awarded the plaintiff a fraction of what he was seeking, this case has been a distraction to our business. We continue to believe we have meritorious defenses to the plaintiff's claims and intend to continue to defend ourselves to avoid an adverse outcome in this case.

During 2003, our principal focus was to pursue our patent licensing program. This has been a challenging process. Typically, we have found that potential patent licensees elect to use various tactics to avoid substantive negotiations on a reasonable and timely basis. As a result, we became involved in patent infringement lawsuits in 2003 with Federated Department Stores, Ameritrade and Household International, Inc.

Most recently, Ameritrade and Federated have challenged the validity of our patent covering the automated establishment of financial and credit accounts (U.S. Patent No. 6,105,007), in a request for reexamination by the U.S. Patent and Trademark Office ("USPTO"). This request represents a serious challenge to the Company. Our experience with prosecuting matters through the USPTO has shown that the process can be frustratingly slow. The ongoing reexamination of our second loan processing patent (U.S. Patent No. 5,940,811) has been a stark reminder of how frustrating and painstakingly slow the reexamination process can be. If the USPTO adheres to established procedure we should know in June if the new request for reexamination will be granted. We have agreed to stay our pending lawsuit against Ameritrade and Federated until the USPTO makes its determination as to whether to grant their request for reexamination.

Over the past several years we have positioned the Company to operate in one business line — patent licensing. We elected that strategy for a number of reasons, the most important of which is that we believed our patents were valuable and represented an asset that should be exploited for our shareholders. We have constantly faced challenges to our patents through reexaminations, requests for reexaminations and legal action. Even though these challenges have and may continue to cost us considerable time and resources, we believe that these patents are valuable and should be defended.

Letter to Our Stockholders (continued)

Even though we have been very successful in streamlining our operations and reducing our operating expenses, we will continue to face the challenge of maintaining adequate capital resources to overcome the hurdles which face us. Over the past twelve months, we made significant process in bolstering our capital position to fund our operating expenses. We continued our convertible note program and in December 2003 and January 2004 were successful in settling our lawsuit with Citibank and reaching a settlement agreement with another party concerning one of our patents.

Our existing cash resources at December 31, 2003 are believed to be adequate to fund our ordinary course operating expenses in 2004. However, to continue our operations we must restructure our convertible notes due in June and achieve a favorable outcome in the Temple Ligon lawsuit. Additionally, to remain viable over the long term it is likely we will have to attract additional capital resources. If the USPTO grants the pending reexamination request of our patent over financial and credit accounts, attracting fresh capital may be a significant challenge. Such action could create a significant delay for our licensing program and stall our ability to initiate new and prosecute existing enforcement actions through the court system.

These are serious challenges facing the Company which create risk and uncertainty. Hopefully, you will take the time to read our 2003 10-K which discusses these risks in more detail. We continue to be dedicated to doing everything in our power to defend our patents and to exploit their value to the benefit of our shareholders.

As I said in prior years, I would be remiss if I did not take this opportunity to thank the Company's employees for their dedication and exemplary efforts. Affinity is very fortunate to have them. They have gone far beyond the call of duty, especially in preparing for the legal actions in which we were involved in 2003. They have consistently performed at the highest levels of dedication, and often worked long hours to perform many mundane tasks to avoid incurring expenses by the Company. They are due our heart-felt thanks and gratitude.

Sincerely,



Joseph A. Boyle
Chairman, President and Chief Executive Officer

Selected Financial Data

The following table presents selected financial data of the Company for the periods indicated. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto and other information included elsewhere in this report.

STATEMENT OF OPERATIONS DATA

Year Ended December 31,	**2003**	2002	2001	2000	1999
Revenues	$ **517,647**	$ 185,960	$ 1,285,944	$ 1,723,075	$ 2,477,877
Cost and expenses:					
Cost of revenues	**1,765**	16,846	63,751	344,931	2,068,229
Research and development	–	–	496,441	683,600	1,870,509
Impairment loss	–	–	448,945	2,608,773	–
Selling, general and administrative expenses	**996,711**	1,406,841	3,847,807	6,791,767	10,548,539
Total costs and expenses	**998,476**	1,423,687	4,856,944	10,429,071	14,487,277
Operating loss	**(480,829)**	(1,237,727)	(3,571,000)	(8,705,996)	(12,009,400)
Interest income	**694**	1,643	10,101	64,155	305,362
Interest expense	**(80,373)**	(70,334)	(115,557)	(26,277)	–
Loss from continuing operations	**(560,508)**	(1,306,418)	(3,676,456)	(8,668,118)	(11,704,038)
Income (loss) from operations of discontinued subsidiary	–	–	467,188	(534,978)	(390,598)
Gain on disposal of subsidiary	–	–	891,569	–	–
Net loss	$ **(560,508)**	$ (1,306,418)	$ (2,317,699)	$ (9,203,096)	$ (12,094,636)
Loss per share — basic and diluted					
Continuing operations	$ **(0.01)**	$ (0.03)	$ (0.10)	$ (0.29)	$ (0.39)
Net loss per share	$ **(0.01)**	$ (0.03)	$ (0.06)	$ (0.30)	$ (0.41)
Shares used in computing net loss per share	**41,512,897**	40,707,108	38,004,089	30,242,054	29,738,459

BALANCE SHEET DATA

December 31,	2003	2002	2001	2000	1999
Cash and cash equivalents	**$ 578,398**	$ 156,780	$ 27,720	$ 646,198	$ 2,116,016
Short-term investments	–	–	–	–	1,474,949
Working capital	**(909,356)**	(82,512)	117,477	2,216,854	4,637,238
Net investment in sales-type leases, less current portion	–	–	–	–	249,830
Total assets	**618,002**	234,848	927,657	5,638,453	13,129,528
Convertible debenture	–	–	225,090 (1)	951,456	951,456
Convertible notes	**1,181,336** (2)	830,336	–	–	–
Capital stock of subsidiary held by minority investor	–	–	–	22,668	–
Stockholder's equity (deficiency)	**(1,329,579)**	(908,230)	343,438	2,326,314	10,670,980

(1) Amounts outstanding under the convertible debenture as of December 31, 2001 were classified as a current liability and, accordingly are included in the working capital of the Company at December 31, 2001, set forth above.

(2) $756,336 of the amount outstanding under the convertible notes as of December 31, 2003 was classified as a current liability and, accordingly is included in the working capital of the Company at December 31, 2003, set forth above.

The following table presents the high and low sales prices of the Company's Common Stock for the periods indicated during 2003 and 2002 as reported by the OTC Bulletin Board. As of March 10, 2004, there were 435 stockholders of record of the Common Stock.

SALES PRICE PER SHARE	HIGH	LOW
2003		
First Quarter	$ 0.27	$ 0.09
Second Quarter	0.23	0.15
Third Quarter	0.19	0.12
Fourth Quarter	0.17	0.09
2002		
First Quarter	$ 0.13	$ 0.06
Second Quarter	0.11	0.06
Third Quarter	0.10	0.06
Fourth Quarter	0.23	0.05

The Company has never paid dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in 1994 to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Due to capital constraints, the Company has suspended efforts to deploy products and services that use its loan processing system, DeciSys/RT, in order to focus its efforts exclusively on licensing certain of its patents.

In conjunction with its product development activities, the Company applied for and obtained three patents. The Company has been granted two patents covering its fully-automated loan processing systems (U.S. Patents No. 5,870,721 and 5,940,811). In August 2000, the U.S. Patent and Trademark Office issued to the Company a patent covering the fully-automated establishment of a financial account, including credit accounts (U.S. Patent No. 6,105,007). In addition, in 1997 the Company acquired a patent that covers the automated processing of an insurance binder through a kiosk (U.S. Patent No. 5,537,315).

Both of the Company's patents covering fully automated loan processing systems have been subject to reexamination by the U.S. Patent and Trademark Office (the "PTO") due to challenges to such patents by third parties. On January 28, 2003, the Company received a Reexamination Certificate (U.S. Patent No. 5,870,721 C1) from the PTO which formally concluded the reexamination of U.S. Patent No. 5,870,721. The reexamination of the Company's other loan processing patent (U.S. Patent No. 5,940,811) is still ongoing. In March 2004 the Company received notification from the PTO that it had rejected the claims of U.S. Patent No. 5,940,811. The Company intends to contest the PTO's rejection and to continue to prosecute the reexamination of this patent.

On March 26, 2004, the Company was notified by Federated Department Stores, Inc. ("Federated") and Ameritrade Holding Corporation ("Ameritrade") that they had jointly filed a request with the PTO to reexamine U.S. Patent No. 6,105,007. The Company has lawsuits pending against Federated and Ameritrade in the Columbia Division of the United States District Court for the State of South Carolina (the "Court") in which it claims that both Federated and Ameritrade infringe U.S. Patent No. 6,105,007. The Company has jointly, with Federated and Ameritrade, requested the Court to stay the lawsuits against Federated and Ameritrade pending the PTO's determination as to whether it will grant the reexamination request. The procedural rules of the PTO require the PTO to make a determination as to whether it will initiate a reexamination within three months from the date it receives the request. If the PTO grants the reexamination request, it is likely that it will take an extended period of time to complete the reexamination proceedings and the related litigation with Federated and Ameritrade. Moreover, if the PTO grants the reexamination request, it is likely such decision will have a material adverse effect on the Company's patent licensing program and its ability to attract additional capital resources in order to continue its operations.

It is possible that third parties may bring additional actions to contest all or some of the Company's patents. The Company can make no assurances that it will not lose all or some of the claims covered by its existing patents.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2003, the Company had cash and cash equivalents of $578,398. The Company believes that its existing cash resources are sufficient to fund its ordinary course operating expenses through the remainder of 2004. However, the Company's ability to continue its operations for the remainder of 2004 is contingent upon the final outcome of the Company's litigation with Temple Ligon, which is discussed below, and the ability of the Company to extend the maturity date of all or substantially all of its convertible notes that are due in June 2004. If the Company becomes obligated to pay more than an insignificant amount of

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

damages in connection with the Temple Ligon litigation or is unable to extend the maturity date of all or substantially all of the convertible notes that are due in June 2004, the Company will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

To remain viable, the Company must generate working capital through the sale of patent licenses or by raising additional capital. To date, the Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company. As a result, the Company has been forced to become involved in litigation with alleged infringers. Currently, the Company is involved in three patent litigation actions. The Company believes that these lawsuits may take an extended period of time to complete, and no assurance can be given that the Company will have the resources necessary to complete these lawsuits or that it will be successful in obtaining a favorable outcome. As discussed previously, two of the alleged infringers (Federated and Ameritrade) have notified the Company that they have filed a request with the PTO to reexamine the Company's patent covering the fully automated establishment of a financial account (U.S. Patent No. 6,105,007). If the PTO grants the reexamination request, it is likely that it will take an extended period of time to complete the reexamination proceedings and the related litigation with Federated and Ameritrade. Moreover, the uncertainties of these litigation matters and other factors affecting the Company's short and long-term liquidity discussed in the preceding paragraph will likely impede the Company's ability to raise additional capital. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business.

The Company is a defendant in a lawsuit brought by Temple Ligon, who claims that the Company breached an agreement to give him a 1% equity interest in the Company in consideration of services he claims to have performed in 1993 and 1994 in conjunction with the formation of the Company. In January 2004, this litigation resulted in a jury verdict against the Company of $386,148. The Company is seeking to have the verdict overturned by the trial judge. If it is unsuccessful in doing so, the Company intends to appeal any adverse decision. No assurances can be given that the Company will be successful in overturning the verdict or, if it appeals the decision, in obtaining a favorable outcome on appeal. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

As of March 30, 2004, the Company had outstanding $1,206,336 in aggregate principal amount of convertible secured notes (the "notes"). Under the terms of these notes, principal and accrued interest is due and payable on the second anniversary of the date on which the notes were issued. The maturity dates for the notes outstanding as of March 30, 2004 is as follows:

TABLE 1 – CONVERTIBLE NOTE MATURITY DATES

Maturity Date	Principal	Accrued Interest at Maturity	Total Principal and Accrued Interest
June 2, 2004	$756,336	$121,014	$877,350
March 13, 2005	200,000	32,000	232,000
August 28, 2005	25,000	4,000	29,000
November 3, 2005	100,000	16,000	116,000
November 12, 2005	50,000	8,000	58,000
December 18, 2005	50,000	8,000	58,000
January 8, 2006	25,000	4,000	29,000

The notes bear interest at 8% and are collateralized by the stock of the Company's wholly owned subsidiary, decisioning.com, Inc. decisioning.com is the Company's patent licensing subsidiary and owns the Company's patent portfolio. The notes are convertible into the Company's common stock at a conversion rate of $.20 per share. The outstanding notes include a note in the current principal amount of $131,336 issued to AMRO International, S.A. ("AMRO"). In June 2002, the Company issued to AMRO a convertible note in the principal amount of $205,336 in satisfaction of the principal and accrued interest outstanding under a convertible debenture previously issued by the Company to AMRO. In October 2003, AMRO converted $74,000 of principal and $7,959 in accrued interest related to its convertible note into 409,796 shares of the Company's common stock. The outstanding notes also include a note in the principal amount of $100,000 note acquired on November 5, 2003 by a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding capital stock. The Company's ability to continue operations for the remainder of 2004 is subject to its ability to extend the maturity date of all or substantially all of the notes that are due in June 2004. The Company intends to initiate discussions with certain holders of the notes that are due in June 2004 to extend the maturity date of these notes. However, no assurances can be given that the Company will be able to extend the maturity date of these notes. Under the terms of the notes, principal and accrued interest under all of the notes will become immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company. If the Company is not able to extend the maturity date of substantially all of these notes, it will be forced to consider alternatives for winding down its business which may include filing for bankruptcy protection.

Critical Accounting Policies

The Company applies certain accounting policies which are critical in understanding the Company's results of operations and the information presented in the consolidated financial statements. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) valuation of long-lived assets; and, (2) valuation reserve on net deferred tax assets.

Valuation of Long-Lived Assets

The Company annually evaluates the carrying value of long-lived assets, including property and equipment and goodwill. Goodwill results from business acquisitions and is initially recorded at the excess of the purchase price over the fair value of net identifiable assets acquired. Prior to 2001, the Company amortized goodwill over ten years. Management must make certain judgments when estimating and recording impairment charges. Such judgments are typically based on their plans to utilize or sell long-lived assets, the current market value of such assets, and in the case of goodwill, management's plans and strategies to continue business lines the Company previously acquired. To the extent that the carrying value of long-lived assets is greater than the Company's estimates of the undiscounted cash flows associated with the asset, the Company records an impairment charge equal to the excess of carrying value over the asset's fair value. The Company recognized an impairment loss of $448,945 in 2001 associated with the remaining balance of goodwill previously recorded by the Company and certain other long-lived assets.

Valuation Reserve on Net Deferred Tax Assets

The Company records a valuation allowance to reduce its deferred tax assets to the amount that it estimates is more likely than not to be realized. As of December 31, 2003, the Company recorded a valuation allowance that reduced its deferred tax assets to equal its deferred tax liability.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Results of Operations

Revenues. The Company's revenues from continuing operations were $517,647, $185,960, and $1,285,944 for the years ended December 31, 2003, 2002, and 2001, respectively. The types of revenue recognized by the Company in the years ended December 31, 2003, 2002, and 2001, are as follows:

TABLE 2 – REVENUES

Years ended December 31,	2003		2002		2001	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total
Transaction fees	$ –	–	$ 104,878	56.4	$ 265,666	20.7
Professional services fees	–	–	–	–	249,871	19.4
Patent license revenue	**17,647**	**3.4**	25,000	13.4	20,000	1.6
Other income	**500,000**	**96.6**	56,082	30.2	750,407	58.3
	$ 517,647	**100.0**	$ 185,960	100.0	$ 1,285,944	100.0

Transaction fees. The Company recognized no transaction fee revenue in 2003. During 2002 and 2001 the Company provided transaction processing services to one customer that used the Company's e-xpertLender system. The contract with the customer terminated in October 2002. The decrease in transaction fees in 2002 compared to 2001 is attributable to the customer's migration to another system during 2002 and the termination of the contract in October 2002.

Professional services fees. Previously, when the Company agreed to provide professional services to customize its core technology to conform to a specific customer request, the Company generally entered into a contract with the customer for the performance of these services which typically defined deliverables, specific delivery and acceptance dates and specified fees for such services. Upon completion and acceptance of the specific deliverables by the customer, the Company recognized the corresponding revenue as professional services revenue. Because the Company has suspended efforts to deploy its loan processing systems, it performed no professional services in 2003 or 2002, and accordingly, recognized no revenue associated with such activities. Moreover, it does not anticipate that it will earn professional service fees in the future. In 2001, the Company recognized $249,871 of professional services fees, which were primarily associated with services rendered under one contract. Most of the services were performed during 2000 and the associated revenue was deferred until 2001 and recognized upon termination of the contract.

Patent license revenue. In 2003, 2002 and 2001, the Company recognized patent licensing revenue associated with the annual fee from one patent license agreement executed in 1999.

Other income. In 2003, other income related exclusively to amounts received by the Company as a result of the settlement of a lawsuit. In 2002 and 2001, other income consisted primarily of non-recurring miscellaneous income items and certain insignificant recurring income items such as fees charged for the routine maintenance of products in service. In 2001, other income also included $640,000 related to the settlement of a lawsuit. The decrease in other income in 2002 compared to 2001 is primarily attributable to an overall reduction in the Company's business activities in 2002 compared with 2001 and the settlement of a lawsuit in 2001.

Costs and Expenses

Costs of Revenues. Costs of revenues from continuing operations for the years ended December 31, 2003, 2002, and 2001 were $1,765, $16,846, and $63,751, respectively. Cost of revenues includes the direct costs associated with the generation of specific types of revenue and the allocation of certain indirect costs when such costs are specifically identifiable and allocable to revenue producing activities. During the three years ended December 31, 2003, the nature and amounts of costs, as well as gross profit margins, associated with certain revenue producing activities varied significantly due to changes in the nature of the services offered by the Company and due to different pricing structures offered to certain customers.

Costs of revenues and the percentage of the costs of revenues to total costs of revenues for the years ended December 31, 2003, 2002, and 2001 are as follows:

Costs of transaction fees. The Company had no cost of transaction fees in 2003. In 2002 and 2001, the cost of transaction fees consisted primarily of the direct costs incurred by the Company to process loan applications through its systems. Such direct costs were associated with services provided by third parties and included the cost of credit reports, fraud reports and communications networks used by the Company. During 2002 and 2001, the Company provided transaction processing services to one customer that used the Company's e-xpertLender system. The contract with the customer terminated in October 2002. The decrease in the cost of transaction fees in 2002 compared to 2001 is attributable to the customer's migration to another system during 2002 and the termination of the contract in October 2002.

Costs of professional services fees. The Company had no cost of professional services fees in 2003 or 2002. In 2001, the costs of professional services fees consisted of the costs of the direct labor and the allocation of certain indirect costs associated with performing software and system customization services under one contract. In 2003 and 2002, the Company provided no professional services.

Costs of patent license revenue. Costs of patent license revenue recognized in 2003, 2002, and 2001 consist of the patent licensing agent's commissions.

TABLE 3 – COST OF REVENUES

Years ended December 31,	**2003**		2002		2001	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total
Transaction fees	$ –	–	$ 14,346	85.2	$ 46,347	72.7
Professional services fees	–	–	–	–	15,404	24.2
Patent license revenue	**1,765**	**100.0**	2,500	14.8	2,000	3.1
	$ 1,765	**100.0**	$ 16,846	100.0	$ 63,751	100.0

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Research and Development. The Company accounts for research and development costs as operating costs and expenses such costs in the period incurred. In accordance with Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes software costs incurred in the development of a software application after the technological feasibility of the application has been established. Technological feasibility is established when an application design and a working model of the application have been completed and the completeness of the working model and its consistency with the application design have been confirmed by testing. From the time technological feasibility is established until the time the relevant application is available for general release to customers, software development costs incurred are capitalized at the lower of cost or net realizable value. Thereafter, costs related to the application are again expensed as incurred. Capitalized software development costs are amortized using the greater of the revenue curve or straight-line method over the estimated economic life of the application. Software costs capitalized include direct labor, other costs directly associated with the development of the related application and an allocation of indirect costs, primarily facility costs and other costs associated with the Company's software development staff. The Company bases such allocation on the percentage of the Company's total labor costs represented by the software development labor costs.

In conjunction with the Company's suspension of its efforts to further develop and market its software products and services, the Company suspended all research and development activities. Accordingly, the Company recognized no expenses associated with research and development activities in 2003 and 2002. Research and development expenses for the year ended December 31, 2001, were $496,441. The Company capitalized no costs associated with software development in 2003, 2002, and 2001.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses related to continuing operations for the year ended December 31, 2003, were $996,711, compared to $1,406,841 and $3,847,807 for the years ended December 31, 2002 and 2001, respectively.

SG&A expenses during 2003 consisted primarily of personnel expense of approximately $266,000; professional fees of approximately $269,000; depreciation and amortization expense of approximately $15,000; rent expense of approximately $54,000; insurance and taxes of approximately $72,000; and litigation accruals of approximately $318,000.

SG&A expenses during 2002 consisted primarily of personnel expense of approximately $434,000; professional fees of approximately $303,000; depreciation and amortization expense of approximately $138,000; rent expense of approximately $101,000; and insurance and taxes of approximately $159,000.

SG&A expenses during 2001 consisted primarily of personnel expense of approximately $787,000; professional fees of approximately $470,000; depreciation and amortization expense of approximately $570,000; and rent expense of approximately $312,000.

The decrease in SG&A in 2003 compared to 2002 and 2002 compared to 2001 is due the continued reduction of the Company's workforce over the past three years and curtailment of other expenses. SG&A expenses were lower in all material categories in 2003 compared to 2002, except for litigation accruals, and in 2002 compared to 2001.

Impairment Loss. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including property and equipment and goodwill. In accordance with its evaluation, the Company recorded an impairment loss of $448,945 in 2001. In 2001, the impairment loss was primarily associated with goodwill the Company had previously recorded in conjunction with the acquisition of an insurance-related business which included rights to a patent. In 2001, the Company was unsuccessful in obtaining expanded rights associated with its insurance patent and accordingly wrote off all amounts previously recorded as goodwill. Impairment losses included charges taken by the Company to reduce the carrying value of property and equipment and goodwill. The Company did not record any impairment losses in 2002 or 2003.

Interest Income

Interest income associated with continuing operations was $694, $1,643, and $10,101 during 2003, 2002, and 2001, respectively, and primarily reflects interest income attributable to short-term investments. The decrease in interest income in 2003 compared to 2002 and in 2002 compared to 2001 is primarily attributed to the decrease in average cash balances maintained during the year.

Interest Expense

Interest expense associated with continuing operations was $80,373, $70,334, and $115,557 in 2003, 2002, and 2001, respectively. Interest expense is primarily associated with the issuance of a $1 million convertible debenture in November 2000 that was satisfied on June 3, 2002, the issuance of a $1 million note in July 2001 that was satisfied in December 2001, and the issuance of $1,255,336 aggregate principal amount of convertible notes in installments in June 2002 ($830,336), March 2003 ($200,000), August 2003 ($25,000), November 2003 ($150,000), and December 2003 ($50,000), which notes are currently outstanding. The increase in interest expense in 2003 compared to 2002 is attributable to the recognition of a full year of interest on the convertible notes issued in June 2002 and interest associated with the issuance of additional convertible notes in 2003 in the aggregate principal amount of $425,000. The decrease in interest expense in 2002 compared with 2001 is attributable to the liquidation in December 2001 of the $1 million note issued in July 2001 and a reduction of amounts outstanding under the $1 million convertible debenture. The decrease was offset by interest expense associated with the issuance of $830,336 principal amount of convertible notes in June 2002.

Income (Loss) from Operations of Discontinued Subsidiary and Gain on Disposal of Subsidiary

In July 2001, the Company issued a $1 million note to HomeGold Financial, Inc., which note was collateralized by the stock of Surety Mortgage, Inc., the Company's wholly-owned mortgage banking subsidiary. On December 31, 2001, in accordance with the terms of the note, the Company tendered the stock of Surety to HomeGold in full satisfaction of the $1 million note and accrued interest of $25,511. The Company accounted for the transaction as the disposal of a segment of a business and has reported the operations of Surety as a separate component of loss for 2001. Similarly, the gain of $891,569 which the Company recognized is also reported as a separate component of net loss in 2001.

The components of Surety's operations for 2001 are as follows:

TABLE 4 – DISCONTINUED OPERATIONS

Year ended December 31,		2001
Mortgage revenue	$	2,851,720
Cost of revenue		(1,008,266)
S G & A		(1,378,366)
Total cost and expenses		(2,386,632)
		465,088
Net interest income		2,100
Net income	$	467,188

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Surety was formed to deploy and test the Company's automated mortgage loan application system ("Mortgage ALM"), and engaged in mortgage brokerage activities which involved originating, processing and selling mortgage loans to outside investors. Surety originated and processed mortgage loans directly with consumers or on behalf of correspondents, and immediately sold such loans to institutions that sponsor the loan programs offered by Surety. Surety only offered loans that would be acquired by such institutions under such programs. Upon making the loan commitment to the borrower, Surety immediately received a commitment from an institution to acquire the loan upon closing. Mortgage revenue included gains on sales of mortgage loans to institutions, loan fees received for originating and processing the loan and fees charged to third parties for processing services pursuant to certain contracts Surety entered into during 2000 and 2001. Loan origination fees and all other direct costs associated with originating loans were recognized at the time the loans were sold.

Income Taxes

The Company has recorded a valuation allowance for the full amount of its net deferred income tax assets as of December 31, 2003, 2002, and 2001, based on management's evaluation of the recognition criteria as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Liquidity and Capital Resources

The Company has generated net losses of $68,460,905 since its inception and has financed its operations primarily through net proceeds from its initial public offering in May 1996 and cash generated from operations and other financing transactions. Net proceeds from the Company's initial public offering were $60,088,516.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2003, the Company had cash and cash equivalents of $578,398. The Company believes that its existing cash resources are sufficient to fund its ordinary course operating expenses through the remainder of 2004. However, the Company's ability to continue its operations for the remainder of 2004 is contingent upon the final outcome of the Company's litigation with Temple Ligon, which is discussed below, and the ability of the Company to extend the maturity date of all or substantially all of its convertible notes that are due in June 2004. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with the Temple Ligon litigation or is unable to extend the maturity date of all or substantially all of the convertible notes that are due in June 2004, the Company will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

To remain viable, the Company must generate working capital through the sale of patent licenses or by raising additional capital. To date, the Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company. As a result, the Company has been forced to become involved in litigation with alleged infringers. Currently, the Company is involved in three patent litigation actions. The Company believes that these lawsuits may take an extended period of time to complete, and no assurance can be given that the Company will have the resources necessary to complete these lawsuits or that it will be successful in obtaining a favorable outcome. As discussed previously, two of the alleged infringers (Federated and Ameritrade) have notified the Company that they have filed a request with the PTO to reexamine the Company's patent covering the fully automated establishment of a financial account (U.S. Patent No. 6,105,007). If the PTO grants the reexamination request, it is likely that it will take an extended period of time to complete the reexamination proceeding and the related litigation with Federated and Ameritrade. Moreover, the uncertainties of these litigation matters and other factors affecting the Company's short and long-term liquidity discussed in the preceding paragraph will likely impede the Company's ability to raise additional capital. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business.

The Company is a defendant in a lawsuit brought by Temple Ligon, who claims that the Company breached an agreement to give him a 1% equity interest in the Company in consideration of services he claims to have performed in 1993 and 1994 in conjunction with the formation of the Company. In January 2004, this litigation resulted in a jury verdict against the Company of $386,148. The Company is seeking to have the verdict overturned by the trial judge. If it is unsuccessful in doing so, the Company intends to appeal any adverse decision. No assurances can be given that the Company will be successful in overturning the verdict or, if it appeals the decision, in obtaining a favorable outcome on appeal. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business which may include filing for bankruptcy protection.

The notes bear interest at 8% and are collateralized by the stock of the Company's wholly owned subsidiary, decisioning.com, Inc. decisioning.com is the Company's patent licensing subsidiary and owns the Company's patent portfolio. The notes are convertible into the Company's common stock at a conversion rate of $.20 per share. The outstanding notes include a note in the current principal amount of $131,336 issued to AMRO International, S.A. ("AMRO"). In June 2002, the Company issued to AMRO a convertible note in the principal amount of $205,336 in satisfaction of the principal and accrued interest outstanding under a convertible debenture previously issued by the Company to AMRO. In October 2003, AMRO converted $74,000 of principal and $7,959 of accrued interest related to its convertible note into 409,796 shares of the Company's common stock. The outstanding notes also include a note in the principal amount of $100,000 note acquired on November 5, 2003 by a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding capital stock. The Company's ability to continue operations for the remainder of 2004 is subject to its ability to extend the maturity date of all or substantially all of the notes that are due in June 2004. The Company intends to initiate discussions with certain holders of the notes that are due in June 2004 to extend the maturity date of these notes. However, no assurances can be given that the Company will be able to extend the maturity date of these notes. Under the terms of

As of March 30, 2004, the Company had outstanding $1,206,336 in aggregate principal amount of convertible secured notes (the "notes"). Under the terms of these notes, principal and accrued interest is due and payable on the second anniversary of the date on which the notes were issued. The maturity dates for the notes outstanding as of March 30, 2004 is as follows:

TABLE 5 – CONVERTIBLE NOTE MATURITY DATES

Maturity Date	Principal	Accrued Interest at Maturity	Total Principal and Accrued Interest
June 2, 2004	$756,336	$121,014	$877,350
March 13, 2005	200,000	32,000	232,000
August 28, 2005	25,000	4,000	29,000
November 3, 2005	100,000	16,000	116,000
November 12, 2005	50,000	8,000	58,000
December 18, 2005	50,000	8,000	58,000
January 8, 2006	25,000	4,000	29,000

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

the notes, principal and accrued interest will become immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company. If the Company is not able to extend the maturity date of substantially all of these notes, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

In the second quarter of 2001, the Company issued a $1 million note to HomeGold Financial, Inc., which was secured by the stock of its wholly owned mortgage subsidiary, Surety Mortgage, Inc. The note matured on December 31, 2001, at which time the Company tendered the stock of Surety in full satisfaction of outstanding principal and accrued interest under the note in accordance with the terms of the note. The Company had previously entered into a contract with HomeGold under which it processed certain mortgage loan applications originated by HomeGold. Such contract expired on December 31, 2001.

On September 22, 2000, the Company entered into a convertible debenture and warrants purchase agreement with AMRO International, S.A. ("AMRO"). Under the agreement on November 22, 2000, the Company issued to AMRO an 8% convertible debenture in the principal amount of $1,000,000. The debenture was convertible, at the option of AMRO, into shares of the Company's common stock at a price equal to the lesser of $1.00 per share or 65% of the average of the three lowest closing prices of the Company's stock during the month prior to conversion. AMRO exercised a portion of the debenture into an aggregate of 6,214,665 shares of the Company's stock. In June 2002, the Company issued to AMRO an 8% convertible secured note in the principal amount of $205,336 in full satisfaction of amounts outstanding under its convertible debenture. The terms of the 8% convertible secured notes are discussed above.

Net cash used during the year ended December 31, 2003, to fund operations was approximately $44,000, which included non-recurring cash receipts of $500,000 related to the settlement of a lawsuit, compared to approximately $457,000 and $2,062,000 for 2002 and 2001, respectively. At December 31, 2003, 2002, and 2001, cash and liquid investments were $578,000, $156,780, and $27,720, respectively, and working capital was ($909,356), ($82,512), and $117,477, respectively. For purposes of determining working capital at December 31, 2003, $765,336 of principal and accrued interest under the Company's convertible notes that mature in June 2004 are included as current liabilities.

Contractual Obligations

The following table sets forth the Company's long-term debt and other obligations at December 31, 2003.

TABLE 6 – CONTRACTUAL OBLIGATIONS

		Payment Due By Period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	$ 1,399,350	$ 877,350	$ 522,000	$ –	$ –
Operating Lease Obligations	14,880	11,624	3,256	–	–
Purchase Obligations	11,700	7,440	4,260	–	–
Total	$ 1,425,930	$ 896,414	$ 529,516	$ –	$ –

(1) Long-term debt obligations consist of the Company's convertible notes, including accrued interest, which become immediately due and payable in certain events such as the filing of bankruptcy proceedings and similar events involving the Company, a payment default under any of the outstanding notes, or a change in control of the Company.

CONSOLIDATED BALANCE SHEETS

ASSETS

December 31,	2003	2002
Current assets:		
Cash and cash equivalents	$ 578,398	$ 156,780
Receivables	–	5,666
Prepaid expenses	20,121	42,784
Total current assets	598,519	205,230
Property and equipment, net	18,336	27,600
Other assets	1,147	2,018
Total assets	$ 618,002	$ 234,848

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:		
Accounts payable	$ 76,056	$ 20,741
Accrued expenses	565,136	194,631
Accrued compensation and related benefits	92,700	47,370
Convertible notes	756,336	–
Current portion of deferred revenue	17,647	25,000
Total current liabilities	1,507,875	287,742
Convertible notes	425,000	830,336
Deferred revenue	14,706	25,000
Commitments and contingent liabilities		
Stockholders' deficiency:		
Common stock, par value $0.0001; authorized 60,000,000 shares, issued 44,032,493 shares in 2003 and 43,049,363 shares in 2002	4,403	4,305
Additional paid-in capital	70,632,210	70,441,149
Common stock warrants	–	52,000
Treasury stock, at cost (2,168,008 shares at December 31, 2003 and 2002)	(3,505,287)	(3,505,287)
Accumulated deficit	(68,460,905)	(67,900,397)
Total stockholders' deficiency	(1,329,579)	(908,230)
Total liabilities and stockholders' deficiency	$ 618,002	$ 234,848

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,	**2003**	2002	2001
Revenues:			
Transactions	$ –	$ 104,878	$ 265,666
Professional services	–	–	249,871
Patent license revenue	**17,647**	25,000	20,000
Other income	**500,000**	56,082	750,407
	517,647	185,960	1,285,944
Costs and expenses:			
Cost of revenues	**1,765**	16,846	63,751
Research and development	–	–	496,441
Selling, general and administrative expenses	**996,711**	1,406,841	3,847,807
Impairment loss	–	–	448,945
	998,476	1,423,687	4,856,944
Operating loss from continuing operations	**(480,829)**	(1,237,727)	(3,571,000)
Interest income	**694**	1,643	10,101
Interest expense	**(80,373)**	(70,334)	(115,557)
Loss from continuing operations	**$ (560,508)**	$ (1,306,418)	$ (3,676,456)
Income from operations of discontinued subsidiary	–	–	467,188
Gain on disposal of subsidiary	–	–	891,569
Net loss	**$ (560,508)**	$ (1,306,418)	$ (2,317,699)
Loss per share – basic and diluted:			
Continuing operations	**$ (0.01)**	$ (0.03)	$ (0.10)
Net loss per share	**$ (0.01)**	$ (0.03)	$ (0.06)
Shares used in computing net loss per share	**41,512,897**	40,707,108	38,004,089

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock							
	Shares	Amount	Additional Paid-in Capital	Common Stock Warrants	Deferred Compensation	Treasury Stock	Accumulated Deficit	Total Stockholder's Equity (Deficiency)
Balance at December 31, 2000	32,713,368	$ 3,271	$ 70,084,414	$ 52,000	$ (31,804)	$ (3,505,287)	$ (64,276,280)	$ 2,326,314
Exercise of warrant	3,471,340	347	–	–	–	–	–	347
Debenture conversion to common stock	6,214,655	622	302,050	–	–	–	–	302,672
Amortization of deferred compensation	–	–	–	–	31,804	–	–	31,804
Net loss	–	–	–	–	–	–	(2,317,699)	(2,317,699)
Balance at December 31, 2001	42,399,363	4,240	70,386,464	52,000	–	(3,505,287)	(66,593,979)	343,438
Issuance of common stock as executive compensaton	500,000	50	44,950	–	–	–	–	45,000
Issuance of common stock as finder's fees	150,000	15	9,735	–	–	–	–	9,750
Net loss	–	–	–	–	–	–	(1,306,418)	(1,306,418)
Balance at December 31, 2002	43,049,363	4,305	70,441,149	52,000	–	(3,505,287)	(67,900,397)	(908,230)
Expiration of warrants	–	–	52,000	(52,000)	–	–	–	–
Note payable conversion to common stock	409,796	41	81,918	–	–	–	–	81,959
Issuance of common stock as board service compensation	283,334	28	25,472	–	–	–	–	25,500
Issuance of common stock for consulting services	250,000	25	22,475	–	–	–	–	22,500
Issuance of common stock as finder's fees	40,000	4	9,196	–	–	–	–	9,200
Net loss	–	–	–	–	–	–	(560,508)	(560,508)
Balance at December 31, 2003	44,032,493	$ 4,403	$ 70,632,210	$ –	$ –	$(3,505,287)	$ (68,460,905)	$ (1,329,579)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2003	2002	2001
Operating activities			
Net loss	$ (560,508)	$ (1,306,418)	$ (2,317,699)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	14,859	137,557	841,258
Amortization of deferred compensation	–	–	31,804
Gain on disposal of subsidiary	–	–	(891,569)
Impairment loss	–	–	448,945
Writedown of software development costs	–	656	–
Provision for doubtful accounts	–	7,519	22,909
Inventory valuation allowance	–	100,379	865,000
Deferred revenue	(17,647)	50,000	(568,942)
Other	12,311	127,830	114,254
Changes in current assets and liabilities:			
Accounts receivable	5,666	445,921	(668,569)
Net investment in sales-type leases	–	–	157,139
Inventories	–	–	11,895
Other assets	22,663	71,707	179,429
Accounts payable	55,315	(119,017)	(16,898)
Accrued expenses	378,463	72,867	(248,184)
Accrued compensation and related benefits	45,331	(45,730)	(22,705)
Net cash used in operating activities	(43,547)	(456,729)	(2,061,933)
Investing activities			
Purchases of property and equipment	(4,724)	(9,284)	(129,351)
Proceeds from sale of property and equipment	44,889	8,810	14,781
Net cash provided by (used in) investing activities	40,165	(474)	(114,570)
Financing activities			
Proceeds from convertible notes	425,000	625,000	–
Proceeds from notes payable to third parties	–	–	28,241,861
Payments on notes payable to third parties	–	(38,737)	(26,684,183)
Exercise of warrants	–	–	347
Net cash provided by financing activities	425,000	586,263	1,558,025
Net increase (decrease) in cash	421,618	129,060	(618,478)
Cash and cash equivalents at beginning of year	156,780	27,720	646,198
Cash and cash equivalents at end of year	$ 578,398	$ 156,780	$ 27,720
Supplemental cash flow information:			
Income taxes paid	$ –	$ –	$ –
Interest paid	$ –	$ 14,630	$ 49,042

See accompanying notes.

Notes to Consolidated Financial Statements

1 The Company — Going Concern

The Company was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company include its DeciSys/RT® loan processing system, which automated the processing and consummation of consumer financial services transactions; the Affinity Automated Loan Machine (the ALM®), which allowed an applicant to apply for and, if approved, obtain a loan in as little as ten minutes; the Mortgage ALM, which allowed an applicant to apply for a mortgage loan; e-xpertLender®, which permitted a financial institution to make automated lending decisions through its call centers and branches; iDEAL, which permitted automobile lenders to make automobile lending decisions for loan applications originated at automobile dealers; and rtDS, which permitted lenders to deliver credit decisions to applicants over the Internet. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. The Company's last processing contract terminated in late 2002, and the Company has no plans to engage in further sales or other activities related to its products or services, other than to license the patents that it owns. Currently, the Company's business activities consist exclusively of attempting to enter into license agreements with third parties to license the Company's rights under certain of its patents.

In conjunction with its product development activities, the Company applied for and obtained three patents. The Company has been granted two patents covering its fully-automated loan processing systems (U.S. Patents No. 5,870,721 and 5,940,811). In August 2000, the U.S. Patent and Trademark Office issued to the Company a patent covering the fully-automated establishment of a financial account, including credit accounts (U.S. Patent No. 6,105,007). In addition, in 1997 the Company acquired a patent that covers the automated processing of an insurance binder through a kiosk (U.S. Patent No. 5,537,315).

Both of the Company's patents covering fully automated loan processing systems have been subject to reexamination by the U.S. Patent and Trademark Office (the "PTO") due to challenges to such patents by third parties. On January 28, 2003, the Company received a Reexamination Certificate (U.S. Patent No. 5,870,721 C1) from the PTO which formally concluded the reexamination of U.S. Patent No. 5,870,721. The reexamination of the Company's other loan processing patent (U.S. Patent No. 5,940,811) is still ongoing. In March 2004, the Company received notification from the PTO that it had rejected the claims of U.S. Patent No. 5,940,811. The Company intends to contest the PTO's rejection and to continue to prosecute the reexamination of this patent.

On March 26, 2004, the Company was notified by Federated Department Stores, Inc. ("Federated") and Ameritrade Holding Corporation ("Ameritrade") that they had jointly filed a request with the PTO to reexamine U.S. Patent No. 6,105,007. The Company has lawsuits pending against Federated and Ameritrade in the Columbia Division of the United States District Court for the State of South Carolina (the "Court") in which it claims that both Federated and Ameritrade infringe U.S. Patent No. 6,105,007. The Company has jointly, with Federated and Ameritrade, requested the Court to stay the lawsuits against Federated and Ameritrade pending the PTO's determination as to whether it will grant the reexamination request. The procedural rules of the PTO require the PTO to make a determination as to whether it will initiate a reexamination within 90 days from the date it receives the request. If the PTO grants the reexamination request, it is likely that it will take an extended period of time to complete the reexamination proceedings and the related litigation with Federated and Ameritrade. Moreover, if the PTO grants the reexamination request, it is likely such decision will have a material adverse effect on the Company's patent licensing program, and its ability to attract additional capital resources in order to continue its operations.

Notes to Consolidated Financial Statements (continued)

It is possible that third parties may bring additional actions to contest all or some of the Company's patents. The Company can make no assurances that it will not lose all or some of the claims covered by its existing patents.

To date, the Company has generated substantial operating losses and has been required to use a substantial amount of cash resources to fund its operations. At December 31, 2003, the Company had cash and cash equivalents of $578,398. The Company believes that its existing cash resources are sufficient to fund its ordinary course operating expenses through the remainder of 2004. However, the Company's ability to continue its operations for the remainder of 2004 is contingent upon the final outcome of the Company's litigation with Temple Ligon, which is discussed below, and the ability of the Company to extend the maturity date of all or substantially all of its convertible notes that are due in June 2004. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with the Temple Ligon litigation or is unable to extend the maturity date of all or substantially all of the convertible notes that are due in June 2004, the Company will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

To remain viable, the Company must generate working capital through the sale of patent licenses or by raising additional capital. To date, the Company generally has been unable to enter into licensing agreements with potential licensees upon terms that are acceptable to the Company. As a result, the Company has been forced to become involved in litigation with alleged infringers. Currently, the Company is involved in three patent litigation actions. The Company believes that these lawsuits may take an extended period of time to complete, and no assurance can be given that the Company will have the resources necessary to complete these lawsuits or that it will be successful in obtaining a favorable outcome. As discussed previously, two of the alleged infringers (Federated and Ameritrade) have notified the Company that they have filed a request with the PTO to reexamine the Company's patent covering the fully automated establishment of a financial account (U.S. Patent No. 6,105,007). If the PTO grants the reexamination request, it is likely that it will take an extended period of time to complete the reexamination proceeding and the related litigation with Federated and Ameritrade. Moreover, the uncertainties of these litigation matters and other factors affecting the Company's short and long-term liquidity discussed in the preceding paragraph will likely impede the Company's ability to raise additional capital. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business.

The Company is a defendant in a lawsuit brought by Temple Ligon, who claims that the Company breached an agreement to give him a 1% equity interest in the Company in consideration of services he claims to have performed in 1993 and 1994 in conjunction with the formation of the Company. In January 2004, this litigation resulted in a jury verdict against the Company of $386,148. The Company is seeking to have the verdict overturned by the trial judge. If it is unsuccessful in doing so, the Company intends to appeal any adverse decision. No assurances can be given that the Company will be successful in overturning the verdict or, if it appeals the decision, in obtaining a favorable outcome on appeal. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

As of December 31, 2003, the Company had outstanding $1,181,336 in aggregate principal amount of convertible secured notes (the "notes"). Under the terms of these notes, principal and accrued interest is due and payable on the second anniversary of the date on which the notes were issued. Note 4 sets forth the maturities of the Company's convertible notes. The Company's ability to continue operations for the remainder of 2004 is subject to its ability to extend the maturity date of all or substantially all of the notes that are due in June 2004. The Company intends to initiate discussions with certain holders of the notes that are due in June 2004 to extend the maturity date of these notes. However, no assurances can be given that the Company will be able to extend the maturity date of these notes. Under the terms of the convertible notes, principal and accrued interest will become immediately due and payable in certain events, including bankruptcy or similar proceedings involving the Company, a default in the payment of principal and interest under any note, or a change in control of the Company. If the Company is not able to extend the maturity date of substantially all of these notes, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

In order to fund its operations, the Company may need to raise additional funds through the issuance of additional equity securities, in which case the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to common stock. There can be no assurance that additional financing will be available on terms acceptable to the Company or at all. If adequate funds are not available or not available on acceptable terms, the Company may be unable to continue operations. The Company is evaluating alternatives to continue its business activities through 2004 and beyond.

There is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from this uncertainty. However, management believes that any adjustments to reflect the possible future effects on the recoverability and classification of assets and amounts of liabilities would not materially change the Company's financial position.

2 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Affinity Technology Group, Inc. (the "Company" or "ATG") and its subsidiaries, Affinity Bank Technology Corporation, Affinity Clearinghouse Corporation, Affinity Credit Corporation, Affinity Processing Corporation ("APC"), Affinity Mortgage Technology, Inc., decisioning.com, Inc. ("decisioning.com"), and Multi Financial Services, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, investments, accounts receivable, net investment in sales-type leases, accounts payable and notes payable approximate their fair values. Fair values of investments are based on quoted market prices.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from five to ten years for office furniture and fixtures and three to five years for all other depreciable assets. Depreciation expense was approximately $13,000, $97,000, and $417,000 during 2003, 2002, and 2001, respectively.

Notes to Consolidated Financial Statements (continued)

Software Development Costs

Costs incurred in the development of software, which formerly was incorporated as part of the Company's products or sold separately, are capitalized after a product's technological feasibility has been established. Capitalization of such costs is discontinued when a product is available for general release to customers. Software development costs are capitalized at the lower of cost or net realizable value and amortized using the greater of the revenue curve method or the straight-line method over the estimated economic life of the related product. Amortization begins when a product is ready for general release to customers. The net realizable value of unamortized capitalized costs is periodically evaluated and, to the extent such costs exceed the net realizable value, unamortized amounts are reduced to net realizable value. In 2002, the Company recorded charges of approximately $1,000 to reduce recorded balances of unamortized capitalized software costs to their net realizable value.

Amortization of capitalized software development was approximately $0, $41,000 and $259,000, and during 2003, 2002 and 2001, respectively.

Valuation of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including property and equipment and goodwill, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In the event of such, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. In 2001, the Company recorded impairment charges related to certain of its long-lived assets of approximately $449,000, $399,000 of which is related to goodwill.

Intangible Assets

Intangible assets arising from the excess of cost over acquired assets are amortized by the straight-line method over their estimated useful life of ten years. In 1997, the Company recorded intangible assets, primarily goodwill, of approximately $1,470,000 related to the acquisition of Buy America, Inc. and Project Freedom, Inc. In accordance with its evaluation of its long-lived assets, the Company recorded an impairment charge related to goodwill in the amount of $399,000 in 2001. Such charges eliminated, in 2001, the remaining unamortized balance of goodwill associated with the acquisition of Buy America and Project Freedom.

Revenue Recognition

Transaction fees: Transaction fee revenue formerly was recognized as the related transactions were processed. Transaction processing fees represented approximately 56.4% and 20.7% of total revenue from continuing operations during 2002 and 2001, respectively.

Mortgage processing services: Surety Mortgage, Inc., engaged in mortgage brokerage activities, which generally involved originating, processing, and selling mortgage loan products to outside investors. Surety originated and/or processed mortgage loans directly with consumers or on behalf of correspondents and immediately sold such loans to investors that sponsored the loan programs offered by Surety. Surety only offered loans that would be acquired by the investors under such programs. Upon making the loan commitment to the borrower, Surety immediately received a commitment from an investor to acquire the loan upon closing. Loan origination fees included gains on sales of mortgage loans to investors and loan origination fees received for originating and processing the loan. Loan origination fees and all direct costs associated with originating loans were recognized at the time the loans were sold. On December 31, 2001, the Company tendered the stock of Surety in full satisfaction of a $1 million note and accrued interest (see Note 9).

Professional services: In conjunction with the installation of the Company's technology, periodically additional customer specific technology development was performed by the Company in the form of professional services. The Company generally entered into a contract with the customer for the performance of these services. Upon completion and acceptance of professional services by the customer, the Company recognized the corresponding revenue.

Patent licensing: The Company recognizes revenue from patent licensing activities pursuant to the provisions of each license agreement which specify the periods to which the related license and corresponding revenue applies.

Deferred revenues: Deferred revenues relate to unearned revenue associated with cash received for patent licenses. Such revenue is recognized in the period the patent license entitles the licensee to use technology covered by the Company's patents.

Cost of Revenues

Cost of revenues consists of costs associated with transaction fees, professional services and patent licensing agent's commissions. Costs associated with transaction fees include the direct costs incurred by the Company related to transactions it processes for its customers. Costs of transaction fees approximated $14,000 and $46,000 in 2002 and 2001, respectively. Costs associated with professional services include labor, other direct costs and an allocation of related indirect costs. Labor and other direct costs and allocation of indirect costs associated with professional services totaled approximately $15,000 for the year ended December 31, 2001. Costs of patent license revenues consist of patent licensing agent commissions paid or accrued by the Company and totaled $1,765, $2,500, and $2,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Stock Based Compensation

The Company accounts for stock options in accordance with APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized for stock or stock options issued to employees at fair value. For stock options granted at exercise prices below the estimated fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares and the estimated fair value. The deferred compensation expense is amortized ratably over the vesting period of the individual options.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), provides an alternative to APB 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company intends to continue to account for stock based compensation arrangements under APB No. 25 and has adopted the pro forma disclosure requirements of SFAS 123. Equity instruments issued to consultants, directors and employees in lieu of cash payments for services are recorded at the fair value of the equity instrument on the date the equity instrument is granted and the related expense is recognized over the period the services are performed. In 2003 and 2002, the Company recognized $57,143 and $54,735, respectively, of stock based compensation related to the issuance of equity instruments.

Had compensation cost for options granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with SFAS 123, the Company's net income and earnings per share would have changed to the pro forma amounts listed on the following page:

Notes to Consolidated Financial Statements (continued)

NET LOSS:

	2003	2002	2001
As reported	$ **(560,508)**	$ (1,306,418)	$ (2,317,699)
Add: stock-based compensation expense included in reported net income	**–**	–	31,804
Deduct: stock-based compensation expense determined under the fair value based method for all awards	**(47,941)**	(113,180)	(233,749)
Pro forma net loss	$ **(608,449)**	$ (1,419,598)	$ (2,519,644)

NET LOSS PER COMMON SHARE:

	2003	2002	2001
As reported:			
Basic and diluted	$ **(0.01)**	$ (0.03)	$ (0.06)
Pro forma:			
Basic and diluted	$ **(0.01)**	$ (0.03)	$ (0.07)

See Note 6 for more information regarding the Company's stock compensation plans and the assumptions used to prepare the pro forma information presented above.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising and marketing expense was approximately $8,000 in 2001.

Net Loss Per Share of Common Stock

All net loss per share of Common Stock amounts presented have been computed based on the weighted average number of shares of Common Stock outstanding in accordance with SFAS 128. Stock warrants and stock options are not included in the calculation of dilutive loss per common share because the Company has experienced operating losses in all periods presented and, therefore, the effect would be antidilutive.

New Accounting Standards

In December 2003, The FASB revised Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies as of March 31, 2004. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." Statement No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 is effective for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. The Company has applied the provisions of Statement No. 149, which has not had a material impact on its earnings or financial position.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The guidance in Statement No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has applied the provisions of Statement No. 150, which has not had a material impact on its earnings or financial position.

Income Taxes

Deferred income taxes are calculated using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Concentrations of Credit Risk

The Company is not exposed to any concentration of credit risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in 2001 and 2002 have been reclassified to conform to 2003 presentations for comparability. These reclassifications have no effect on previously reported stockholders' equity (deficiency) or net loss.

3 Property and Equipment

Property and equipment consists of the following:

December 31,	2003	2002
Data processing equipment	**$ 384,870**	$ 381,812
Office furniture and fixtures	**44,136**	44,136
Automobiles	**30,333**	72,003
Purchased software	**3,770**	3,770
	463,109	501,721
Less accumulated depreciation and amortization	**(444,773)**	(474,121)
	$ 18,336	$ 27,600

4 Convertible Debenture and Notes

In June 2002, the Company issued convertible secured notes (the "notes") to certain investors as part of its capital raising initiatives. The principal amount of notes issued totaled $830,336 and included the issuance of a note in the principal amount of $205,336 to AMRO International, S.A. ("AMRO") in satisfaction of the principal and accrued interest outstanding under AMRO's convertible debenture previously acquired by AMRO. The notes bear interest at 8% and principal and accrued interest are due in June 2004. In 2003, the Company issued additional convertible notes in the aggregate amount of $425,000. Such notes also bear interest at 8% and mature at various dates in 2005. Included in the aggregate $425,000 of convertible notes issued by the Company is a $100,000 convertible note issued to a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding common stock. All notes are collateralized by

Notes to Consolidated Financial Statements (continued)

the stock of the Company's wholly-owned subsidiary, decisioning.com. decisioning.com is the Company's patent licensing subsidiary and owns the Company's patent portfolio. The notes are convertible into the Company's common stock at a conversion rate of $.20 per share. The Company may prepay the notes subject to a prepayment penalty of 8% and 4% if the prepayment occurs within the first twelve months or thereafter, respectively.

In October 2003, AMRO converted $74,000 principal and $7,959 accrued interest related to its $205,336 convertible note into 409,796 shares of the Company's common stock.

The maturities of the Company's 8% convertible notes are as follows:

DECEMBER 31,	2003	2002
Maturity Date		
June 2004	$ 756,336	$ 830,336
March 2005	200,000	–
August 2005	25,000	–
November 2005	150,000	–
December 2005	50,000	–
	1,181,336	830,336
Less: current portion	(756,336)	–
Long-term portion	$ 425,000	$ 830,336

5 Stockholders' Deficiency

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. At December 31, 2003 and 2002 there are no shares of preferred stock issued or outstanding.

Stock Option Plans

During 1995, the Company adopted the 1995 Option Plan under which incentive stock options and nonqualified stock options may be granted to employees, directors, consultants or independent contractors. At December 31, 2003, approximately 18,000 options were outstanding, all of which are exercisable under the 1995 Option Plan. At December 31, 2003, the weighted average exercise price was $0.44 and the weighted average remaining contractual life was 1.4 years. This plan closed during April 1996.

In April 1996, the Company adopted the 1996 Incentive Stock Option Plan. Under the terms of the plan, incentive options may be issued at an exercise price not less than the estimated fair market value on the date of grant. Generally, options granted vest ratably over a 60 month term.

In addition, the 1996 Incentive Stock Option Plan was amended and restated effective May 28, 1999, to increase the number of shares of common stock available for issuance from 1,900,000 to 2,900,000 and to permit non-employee directors to participate in the 1996 Stock Option Plan. Under the Company's director compensation program in effect from April 1999 to March 2002, non-employee directors received options under the 1996 Incentive Stock Option Plan to purchase 5,000 shares of common stock of the Company on the 5th business day after each annual shareholder meeting. In March 2002, the Company adopted a new director compensation program as a component of the 1996 Incentive Stock Option Plan under which all non-employee directors received a one-time grant of options to purchase 100,000 shares of the Company's stock at the closing sales price of the Company's common stock on the business day immediately prior to the date of grant. Such options vest ratably over a two-year period. Under the program, all non-employee directors on the Board were granted options to purchase 100,000 shares on March 20, 2002. Any new non-employee directors appointed to the Board will be granted options to purchase 100,000 shares at the time of his or her election to the Board.

A summary of activity under the 1995 and 1996 Option Plans is as follows:

1995 STOCK OPTION PLAN

	Shares Available for Grant	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Price Per Share
Balance at December 31, 2000	–	183,380	$0.44
Options canceled/forfeited	–	(22,260)	$0.44
Balance at December 31, 2001	–	161,120	$0.44
Options canceled/forfeited	–	(143,100)	$0.44
Balance at December 31, 2002	–	18,020	$0.44
Options canceled/forfeited	–	–	$0.44
Balance at December 31, 2003	–	18,020	$0.44

1996 INCENTIVE STOCK OPTION PLAN

Balance at December 31, 2000	983,930	1,744,140	$1.59
Options granted	(300,000)	300,000	$0.09
Options canceled/forfeited	925,470	(925,470)	$1.66
Balance at December 31, 2001	1,609,400	1,118,670	$1.13
Options granted	(1,250,000)	1,250,000	$0.09
Options cancelled/forfeited	324,665	(324,665)	$0.93
Balance at December 31, 2002	684,065	2,044,005	$0.53
Options granted	(125,000)	125,000	$0.19
Options cancelled/forfeited	18,185	(18,185)	$1.12
Balance at December 31, 2003	577,250	2,150,820	$0.50

A summary of stock options exercisable and stock options outstanding under the 1996 Incentive Stock Option Plan is as follows:

1996 INCENTIVE STOCK OPTION PLAN

	Options Exercisable at December 31, 2003		Options Outstanding at December 31, 2003		
Range of Exercise Prices	Number Exercisable	Weighted Average Price per Share	Number Outstanding	Weighted Average Price per Share	Weighted Average Remaining Contractual Life (years)
$0.09 - $0.94	1,304,875	$0.21	1,737,500	$0.19	7.8
$1.06 - $3.75	276,560	$2.01	413,120	$1.82	5.7
$6.75 - $7.38	200	$6.75	200	$6.75	3.0
$0.09 - $7.38	1,581,635	$0.53	2,150,820	$0.50	7.4

Notes to Consolidated Financial Statements (continued)

The Company recorded in 1996 and 1995 deferred compensation expense totaling approximately $5,492,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted under the 1995 Plan. The Company amortized the deferred compensation associated with individuals employed by the Company over the vesting period of the individual's options. Amounts recorded as deferred compensation were fully amortized in 2001. The vesting period for other options is generally 60 months. Amortization of deferred compensation in 2001 totaled approximately $32,000.

The pro forma disclosures required by SFAS 123 regarding net loss and net loss per share are stated as if the Company had accounted for stock options using fair values. Using the Black-Scholes option-pricing model the fair value at the date of grant for these options was estimated using the following assumptions:

	2003	2002	2001
Dividend yield	–	–	–
Expected volatility	132%	136%	142%
Risk-free rate of return	1.99%	2.39%-4.32%	4.43%-4.53%
Expected option life, years	3	3	3

The weighted average fair value for options granted under the Option Plans during 2003, 2002 and 2001 was $0.14, $0.07 and $0.07, respectively.

The Black-Scholes and other option pricing models were developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. The Company's employee stock options have characteristics significantly different than those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate. Accordingly, in management's opinion, these existing models may not necessarily provide a reliable single measure of the fair value of employee stock options.

Stock Warrants

In 1995, the Company formalized an agreement with a related party, resulting from certain financing arrangements preceding the Initial Public Offering, for the issuance of a stock warrant under which the party had the right to purchase up to an aggregate of 6,666,340 shares of common stock at a purchase price of approximately $.0001 per share. The agreement also specified that the warrant could be exercised in whole or in part at any time prior to December 31, 2015 only if, absent prior written regulatory approval, after giving effect of such exercise, the party beneficially owned less than five percent of the outstanding shares of the Company's common stock. During 1997 the party obtained written regulatory approval to exercise the warrant in its entirety. On December 31, 1997 and December 28, 1995, the party exercised portions of the warrant and acquired 2,400,000 and 795,000 shares of Common Stock, respectively. In March 2001, the party exercised the remainder of the warrant and acquired 3,471,340 shares of the Company's common stock.

In November 2000, the Company issued three-year warrants to acquire 920,000 shares of the Company's common stock at a weighted average price of $.7464 per share. The warrants were issued in conjunction with the issuance of a $1,000,000 convertible debenture and the arrangement of an equity line agreement. In 2002, the weighted average conversion price was reduced to $.05 per share in conjunction with the restructuring of the remaining balance of the convertible debenture. All the warrants expired unexercised in 2003.

6 Employee Benefit Plans

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit.

7 Leases

The Company has non-cancelable operating leases for the rental of its offices and warehouse. Future minimum lease payments under these leases at December 31, 2003 are approximately $2,700, all of which is payable in 2004.

In 2003, 2002, and 2001 the Company incurred rent expense, including rent associated with cancelable rental agreements, of approximately $47,000, $92,000, and $372,000, respectively.

8 Income Taxes

As of December 31, 2003, the Company had federal and state tax net operating loss carryforwards of approximately $66,580,000. The net operating loss carryforwards will begin to expire in 2009, if not utilized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following:

DEFERRED TAX ASSETS AND LIABILITIES

December 31,	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 24,811,000	$ 24,580,000
Accrued expenses	18,000	15,000
Depreciation	–	9,000
Other	6,000	6,000
Total deferred tax assets	24,835,000	24,610,000
Deferred tax liabilities:		
Other	(1,000)	(1,000)
Total deferred tax liabilities	(1,000)	(1,000)
Less: Valuation allowance	(24,834,000)	(24,609,000)
Total net deferred taxes	$ –	$ –

The Company has recorded a valuation allowance for the full amount of its net deferred tax assets as of December 31, 2003 and 2002, based on management's evaluation of the evidential recognition requirements under the criteria of SFAS 109. The main component of the evidential recognition requirements was the Company's cumulative pretax losses since inception. The provision for income taxes at the Company's effective rate did not differ from the provision for income taxes at the statutory rate for 2003, 2002, and 2001.

9 Income (Loss) from Operations of Discontinued Subsidiary and Gain on Disposal of Subsidiary

Through a previously owned wholly owned subsidiary, Surety Mortgage, Inc. ("Surety"), the Company formerly deployed its Mortgage ALM product in locations where consumers are likely to apply for a mortgage loan. Surety deployed Mortgage ALMs, processed mortgage loan applications obtained through its Mortgage ALM network and processed mortgage loan applications under contracts with third parties. The Company disposed of Surety on December 31, 2001.

In July 2001 the Company issued a $1 million note to HomeGold Financial, Inc. ("HomeGold"), which note was collateralized by the stock of Surety, the Company's wholly owned mortgage banking subsidiary. On December 31, 2001, the Company tendered the stock of Surety to HomeGold in full satisfaction of the $1 million note and accrued interest of $25,511. The Company accounted for the transaction as the disposal of a segment of a business and has reported the operations of Surety as a separate component of loss for 2001.

Notes to Consolidated Financial Statements (continued)

Similarly, the gain of $891,569 which the Company recognized is also reported as a separate component of results of operations in 2001 and the effect on the Company's net loss per share of $0.06 was $0.023.

The components of Surety's operations for 2001 are as follows:

Year ended December 31,	**2001**
Mortgage revenue	$ 2,851,720
Cost of revenue	(1,008,266)
S G & A	(1,378,366)
Total cost and expenses	(2,386,632)
Net income before interest	465,088
Net interest income	2,100
Net income	$ 467,188

Surety's operating results are included in the determination of the Company's net loss for the years ended December 31, 2001, and are reported as "Income (loss) from operations of discontinued subsidiary." The effect of Surety's operating results on net loss per share is $0.012 in the year ended December 31, 2001.

10 Segment Information

The Company conducts its business within one industry segment — financial services technology. To date, all revenues generated have been from transactions with North American customers. Single entities accounted for 97%, 87%, and 76% of revenues in 2003, 2002, and 2001, respectively. All other segment disclosures required by SFAS 131 are included in the consolidated financial statements or in the notes to the consolidated financial statements.

11 Related Party Transactions

In December 2003, the Company issued a convertible note in the principle amount of $100,000 to a subsidiary of The South Financial Group, which owns approximately 12% of the Company's outstanding common stock.

In June 2002, the Company issued a convertible secured note to its Chairman, President and Chief Executive Officer in the principal amount of $125,000. The note bears interest at 8%, and principal and accrued interest are due in June 2004.

In June 2002, the Company issued 50,000 shares of Company stock to a member of its Board of Directors as a finder's fee for capital raising services.

In July 2003, the Company relocated and executed a month-to-month lease with a holder of one of its convertible notes. The rent expense for the office for the period ended December 31, 2003, was approximately $7,500.

In January, 2003, the Company issued 283,334 shares of common stock to two board members in lieu of cash compensation.

12 Commitments and Contingent Liabilities

The Company and its founder, Jeff Norris, are defendants in a lawsuit filed by Temple Ligon on November 30, 1996 in the Court of Common Pleas for the County of Richland in Columbia, South Carolina. Mr. Ligon claims, among other things, that the Company and Mr. Norris breached an agreement to give him a 1% equity interest in the Company in consideration of services Mr. Ligon claims to have performed in 1993 and 1994 in conjunction with the formation of the Company, and seeks monetary damages of $5,463,000. This lawsuit initially resulted in a jury verdict against the Company of $68,000. However, Mr. Ligon subsequently requested and was granted a new trial. In January 2004, this lawsuit resulted in another jury verdict against the Company of $386,148. The Company has filed a motion to have the verdict overturned by the trial judge. If it is unsuccessful in doing so, the Company intends to appeal any adverse decision. The Company believes that it has meritorious defenses to the claims made by Mr. Ligon and intends to vigorously defend itself. However, no assurances can be given that the Company will be successful in overturning the verdict or, if it appeals the decision, in obtaining a favorable outcome on appeal. If the Company becomes obligated to pay more than an insignificant amount of damages in connection with this litigation, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection.

In November 2003, Household International, Inc. filed a declaratory judgment action against the Company in United States District Court in Wilmington, Delaware. In its complaint Household requested the court to rule that Household was not infringing any of the claims of the Company's patents (U.S. Patent No. 5,870,721 C1, No. 5,940,811, and No. 6,105,007) and that the patents were not valid. The Company filed counterclaims against Household claiming that Household infringes U.S. Patent Nos. 5,870,721 C1, 5,940,811 and 6,105,007.

13 Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2003				
Revenue	**$ 4,412**	**$ 4,412**	**$ 4,411**	**$ 504,412**
Gross profit	**3,970**	**3,972**	**3,969**	**503,971**
Net (loss) income	**(235,709)**	**(197,486)**	**(156,787)**	**29,474**
Net loss per share – basic and diluted	**(0.01)**	**(0.00)**	**(0.00)**	**0.00**
Year ended December 31, 2002				
Revenue	$ 69,261	$ 39,292	$ 47,407	$ 30,000
Gross profit	61,299	34,642	45,700	27,473
Net (loss)	(401,579)	(367,637)	(234,606)	(302,596)
Net loss per share – basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

The sum of certain net loss per share amounts differs from the annual reported total due to rounding.

Report of Independent Auditors

Board of Directors and Shareholders
Affinity Technology Group, Inc.
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of Affinity Technology Group, Inc. and subsidiaries (collectively, the "Company"), as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2003. The Company's audit also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses, has an accumulated deficit, has certain convertible notes maturing in June 2004 and is a defendant to a lawsuit in which an unfavorable jury verdict was rendered in January 2004. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Scott McElveen, LLP
Columbia, South Carolina
March 15, 2004, except for Note 1, which is as of March 29, 2004

Corporate and Stockholder Information

BOARD OF DIRECTORS

Joseph A. Boyle
Chairman, President, Chief Executive Officer, and Chief Financial Officer
Affinity Technology Group, Inc.
(Mr. Boyle is also a shareholder in Elliott Davis, LLC, a public accounting firm)

Wade H. Britt, III
Director

Robert M. Price, Jr.
President
PSV, Inc.

Peter R. Wilson, Ph.D.
Associate Professor
Fuqua School of Business
Duke University

EXECUTIVE OFFICERS

Joseph A. Boyle
Chairman, President, Chief Executive Officer, and Chief Financial Officer
(Mr. Boyle is also a shareholder in Elliott Davis, LLC, a public accounting firm)

S. Sean Douglas
Executive Vice President and Chief Operating Officer

CORPORATE OFFICE

1053-B Sparkleberry Lane Extension
Columbia, SC 29223
(803) 758-2511
http://www.affi.net

COMMON STOCK

The Common Stock of
Affinity Technology Group, Inc.
is traded on the Over-The-Counter Bulletin
Board (OTCBB), under the symbol "AFFI."

REGISTRAR AND TRANSFER AGENT

Mellon Human Resources and Investor Solutions
200 Galleria Parkway, Suite 1900
Atlanta, GA 30339

STOCKHOLDER INQUIRIES

Affinity welcomes inquiries from stockholders and other interested investors. The Form 10-K will be provided without charge to any stockholder who writes to the address as set forth below. The Form 10-K and other financial materials are also available electronically via the World Wide Web at HYPERLINK "http://www.affi.net" http://www.affi.net. General stockholder and investor questions may be directed to:

Investor Relations
1053-B Sparkleberry Lane Extension
Columbia, SC 29223
(803) 758-2511

ANNUAL MEETING

All stockholders and other interested parties are invited to attend the Company's annual stockholders' meeting scheduled for Thursday, May 27, 2004, at 10:00 a.m. at the Ramada Plaza Hotel, 8105 Two Notch Road, Columbia, South Carolina.

INDEPENDENT AUDITORS

Scott McElveen, LLP
1441 Main Street
Suite 1200
Columbia, SC 29202

FORWARD-LOOKING STATEMENTS

The forward looking statements contained in this annual report with respect to, among other things, the Company's patent licensing program, plans and prospects, business strategies and projected financial performance involve risks and uncertainties that may cause actual results to differ materially from expected or historical results. These factors include, but are not limited to: the Company's limited capital resources and the risk that the Company will not be able to raise or generate additional cash resources to continue its operations; the Company's dependence on its patent licensing program, which currently is the Company's only business activity; the risk that the Company will be unable to enter into any agreements with third parties to license its rights under its patents; the risk that the Company may lose all or some of the claims covered by its existing patents due to reexaminations by the U.S. Patent and Trademark office or challenges by third parties; the risk that the Company may not have adequate capital resources to withstand challenges to its patents; and the risks associated with ongoing litigation to which the Company is a party, including the Company's litigation with Temple Ligon. Certain additional factors that may cause the Company's actual results to differ materially from expected or historical results have been identified in the Company's 2003 Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 30, 2004.

Affinity Technology Group, Inc.

1053-B Sparkleberry Lane Extension
Columbia, South Carolina 29223
803.758.2511
803.758.2560 fax
www.affi.net